SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 8, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   March 8, 2006

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION
Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860 364-0673	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE
Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Toll Free: 1-800-811-3855 Tel: (604) 669-5598 Fax: (604) 669-8915
Email: investors@tanrange.com	Website: www.tanrange.com
News Release - March 8, 2006

Tanzanian Royalty Exploration Corporation announces name change from

Tan Range Exploration Corporation

Tanzanian Royalty Exploration Corporation (the “Company”) announces that it has changed its legal name from Tan Range Exploration Corporation.  The change was approved by shareholders at the Company’s Annual and Special Meeting held on February 27, 2006 in Toronto and by the Toronto Stock Exchange and the American Stock Exchange effective today.

“Our new name, Tanzanian Royalty Exploration Corporation, more accurately reflects the Company’s strategy of producing unencumbered royalty income through exploration and investment in gold and other prospective mineral properties in the Republic of Tanzania,” said James E. Sinclair, Chairman and Chief Executive Officer of the Company.

“In the past year, we have made significant progress towards realizing our objective of becoming a royalty company,” he added. “By utilizing our own drilling equipment and crews, we now have the capacity to develop the mineral potential on our holdings in a timely and cost-efficient fashion. And our capacity to discover world-class mineral deposits is further leveraged by royalty agreements we have with Barrick, Ashanti Goldfields and Northern Mining Explorations,”  he said.

The Company will maintain its existing trading symbols on the TSX and AMEX exchanges, those symbols being TNX and TRE. The new CUSIP/ISIN number is 876000104/CA 9760001049. Shareholders are not required to exchange their existing share certificates for new certificates bearing the new Company name and CUSIP/ISIN number.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange nor American Stock Exchange have not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.